January 22, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

  File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 20, 2013 regarding the Trust’s Post-Effective Amendment No. 250 (“PEA No. 250”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2013 for the purpose of registering shares of the WisdomTree Japan Hedged Tech, Media and Telecom Fund (the “Fund”) in PEA No. 250. The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments were made in Post-Effective Amendment No. 306 (“PEA No. 306”) to the Trust’s registration statement, which was filed with the SEC on January 22, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.48%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.48%
Fee Waivers	(0.05%)
Total Annual Fund Operating Expenses After Fee Waivers**	0.43%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. has contractually agreed to limit the Management Fee to 0.43% through July 31, 2015, unless earlier terminated by the Board of Trustees of the Trust for any reason at any time.

Mr. Ed Bartz

January 22, 2014

2.	Comment: Please provide a policy that the Fund will invest at least 80% of its assets in Japan tech, media and telecom securities.

Response: We respectfully decline to make the requested revision. The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, which states:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name. (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depository receipts based on component securities and TBA Transactions. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

Mr. Ed Bartz

January 22, 2014

4.	Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Response: The Trust believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, the Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.1

5.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a float-adjusted market capitalization of at least $500 million. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a float-adjusted market capitalization of at least $500 million to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

6.	Comment: In the second paragraph under the “Principal Investment Strategies of the Fund” section, the Staff notes that the Fund lists “internet and catalog retail” among the sub-industries of the Fund’s underlying Index. Please explain supplementally why these sub-industries should be included among the sub-industries of a tech, media and telecom index.

Response: There is no universal definition regarding what constitutes an “information technology, media or telecommunications” company or a company in the “information technology, media and telecommunications” sector. The Fund’s Index was created by WisdomTree Investments, Inc., as index provider, utilizing a proprietary combination of sub-industry classifications from Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to determine membership for inclusion as a “information technology, media or telecommunications” company in the Index. Hence, while S&P GICS may generally categorize a company in a certain way (whether at a sector, industry group or other level), the Fund, in following the Index, believes the

[1]	The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz

January 22, 2014

general categorization as developed by WisdomTree Investments is reasonable and the S&P GICS sub-industries included within “information technology, media or telecommunications” companies are fully disclosed. The Fund has further revised the disclosure as set forth below to more explicity indicate how an “information technology, media or telecommunications” company is defined within the Index.

Revised Strategy Disclosure:

The Index is designed to provide exposure to Japanese information technology, media and telecommunications companies as defined by WisdomTree Investments, Inc. (“WisdomTree Investments”), as index provider, while at the same time neutralizing exposure to fluctuations of the value of the Japanese yen relative to the U.S. dollar. The Index was created by WisdomTree Investments utilizing a proprietary combination of sub-industry classifications from Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to determine membership for inclusion as an “information technology, media or telecommunications” company in the Index. In addition to stocks in the information technology sector as defined by S&P GICS, the following sub-industries, which are currently derived from either the consumer discretionary sector or telecommunication services sector as defined by S&P GICS, are included in the Index: wireless telecommunications services, media, photographic products, leisure products (video gaming related companies), internet and catalog retail, consumer electronics, and electronic components.

7.	Comment: Under the “Principal Risks of Investing in the Fund” section, the Staff notes that “Consumer Discretionary Investing Risk” is listed among the principal risks of the Fund. Please explain supplementally why this risk should be included as a principal risk of a tech, media and telecom fund.

Response: As noted in response to Comment 6, the Fund’s index provider utilizes a proprietary combination of sub-industry classifications from S&P GICS to determine membership for inclusion as a “information technology, media or telecommunications” company in the Index. As noted in the Fund’s principal investment strategy, sub-industries derived from the consumer discretionary sector, as defined by S&P GICS, are included in the Index. These sub-industries include media, consumer electronics, photographic products, and internet and catalog retail. As a result, the Fund’s principal risk disclosure includes “Consumer Discretionary Investing Risk.”

Mr. Ed Bartz

January 22, 2014

SAI

8.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The disclosure has been added as requested.

9.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*   *   *   *   *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. If you have any additional questions or comments, please do not hesitate to contact me at

(202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Ryan Louvar, Esq.

 W. John McGuire, Esq.

 Kathleen Long, Esq.

 K. Michael Carlton, Esq.